SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                 2 September, 2005

                                         DATE OF RELEASE OF INTERIM RESULTS
                                      FOR THE SIX MONTHS ENDING 30 JUNE 2005
                                         UPDATE ON FLUTIFORM™ NEGOTIATIONS

LONDON,  UK, 2 September 2005 - SkyePharma plc (LSE: SKP, NASDAQ:  SKYE) will announce its Interim results for the six months ending 30 June 2005 on Wednesday 28 September 2005. These results will be the first presented under International
Financial Reporting Standards.

SkyePharma  announced at the end of April that it had negotiated Heads of Terms with a major global  pharmaceutical company for the US rights to Flutiform™.  SkyePharma has now discontinued  contract negotiations with that party.
However, as indicated in July, the April announcement created considerable  competitive  interest in acquiring rights to
Flutiform™.  As a result, SkyePharma remains in active negotiations with several companies,  including  advanced discussions with another major global pharmaceutical company for worldwide rights to Flutiform™.

Michael Ashton,  SkyePharma's Chief Executive,  said:  "Flutiform™'s  prospects continue to improve as we believe its profile will make it superior to competing  products in this  fast-growing  market,  already  worth more than
$5 billion. A number of companies  remain actively  interested  in licensing  the product,  within a variety of commercial structures including  the retention of  co-promotion rights by SkyePharma.  Progress  towards filing of Flutiform™
remains on track and Phase III trials are planned to commence early next year. With estimated peak sales of Flutiform™
well in excess of $1 billion,  we remain convinced of our ability to deliver  significant value to our shareholders."

For further information please contact:

SkyePharma PLC                                                        +44 207 491 1777

Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications                     +44 207 491 5124
Sandra Haughton, US Investor Relations                                +1 212 753 5780

Buchanan Communications                                               +44 207 466 5000

Tim Anderson / Mark Court / Rebecca Skye Dietrich

Notes for editors:
About SkyePharma
SkyePharma develops  pharmaceutical  products benefiting from world-leading drug delivery  technologies that provide easier-to-use and more effective drug formulations.  There are now eleven approved and marketed products incorporating
SkyePharma's  technologies in the areas of oral,  injectable,  inhaled and topical delivery,  supported by advanced solubilisation  capabilities.  For more information, visit www.skyepharma.com.

About Flutiform™
Flutiform™ is a fixed-dose combination of the inhaled corticosteroid  fluticasone with the long-acting bronchodilator formoterol in an HFA-powered metered-dose aerosol inhaler.  Flutiform™,  which is designed for the treatment of asthma and chronic obstructive pulmonary disease (COPD), has completed Phase II development.

Certain statements in this news release are forward-looking statements and are made in reliance on the safe harbour provisions of the U.S. Private Securities Litigation Act of 1995. Although SkyePharma believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will materialize. Because the expectations are subject to risks and uncertainties, actual results may vary significantly from those expressed or implied by the forward-looking statements based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. Factors that could cause differences between actual results and those implied by the forward-looking statements contained in this news release include, without limitation, risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or expanded indications of existing and new products, risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's and its marketing partners' ability to market products on a large scale to maintain or expand market share in the face of changes in customer  requirements, competition and technological change, risks related to regulatory compliance, the risk of product liability  claims, risks related to the ownership and use of intellectual property, and risks related to
SkyePharma's ability to manage growth. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   September 2, 2005